

09065062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

Mail Processing Section
NOV 27 2009
Washington, DC
122

SEC FILE NUMBER
8-21076 36808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E.H. SMITH JACOBS & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MARIE-REGINA FORBES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.H. SMITH JACOBS & CO., INC.**, as of **SEPTEMBER 30, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title


GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 13, 2010

Gloria Calicchia 11-14-09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

E.H. SMITH JACOBS & CO., INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
SEPTEMBER 30, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E.H. Smith Jacobs & Co., Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of E.H. Smith Jacobs & Co., Inc. and Subsidiary (the "Company") as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit of the consolidated statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to in the first paragraph above presents fairly, in all material respects, the financial position of E.H. Smith Jacobs & Co., Inc. and Subsidiary as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective October 1, 2008, the Company adopted accounting guidance relating to fair value measurements.



CERTIFIED PUBLIC ACCOUNTANTS

November 17, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$ 46,726
Due from clearing broker	1,417,756
Securities owned, at market value	1,818,362
Receivable from trader	120,566
Prepaid expenses and other assets	66,304
Property and equipment, net of accumulated depreciation	37,983
Stockholder's loan receivable	198,425
TOTAL ASSETS	$ 3,706,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold but not yet purchased	$ 14,150
Accrued expenses and other liabilities	1,217,642
Total liabilities	1,231,792
Commitments and contingencies (Notes 3, 8 and 12)	
Stockholders' equity:	
Common stock, no par value; 300 shares authorized, 210 shares issued and outstanding	2,082,728
Additional paid-in capital	66,740
Retained earnings	324,862
Total stockholders' equity	2,474,330
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,706,122

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

E.H. Smith Jacobs & Co., Inc. ("E.H. Smith Jacobs") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the BATS Exchange, Inc., NASDAQ Stock Market and NYSE Arca, Inc. E.H. Smith Jacobs is engaged in the execution of stock transactions for its own account and those of its customers. E.H. Smith Jacobs conducts business as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). During September 2006, E.H. Smith Jacobs acquired Christopher J. Forbes, LLC. Christopher J. Forbes, LLC is a broker-dealer registered with the SEC and is a member of FINRA, the American Stock Exchange and the New York Stock Exchange. Both broker-dealers are subject to the regulation of FINRA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of E.H. Smith Jacobs and its wholly owned subsidiary, Christopher J. Forbes, LLC (collectively called the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expenses relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in net trading gains in the consolidated statement of operations.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or "Codification")

On September 30, 2009, the Company adopted FASB Statement No. 168, *The FASB Accounting Standards Codification and The Hierarchy of Generally Accepted Accounting Principles.* The Codification became the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the Codification in the consolidated financial statements by providing references to the ASC topics.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

On October 1, 2008, the Company adopted ASC 820-10, *Fair Value Measurements and Disclosures*, for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company will not adopt ASC 820-10 until October 1, 2009, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. Management does no anticipate any material effect on the financial statements as result of the adoption of this part of ASC 820-10. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. The adoption of ASC 820-10 did not have a material impact on the Company's financial statements.

Property and Equipment

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has net operating loss carryforwards of approximately $969,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Expiration		
2024	$	407,000
2027		409,000
2028		153,000
	$	969,000

The net operating loss carryforwards generated a deferred tax asset of $388,000. However, the Company has determined that a valuation allowance of $388,000 against such deferred asset is necessary, as it is unlikely that the carryforwards will be utilized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In June 2006, the FASB released FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 has been codified primarily in ASC 740 and interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When this portion of the guidance in ASC 740 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* As deferred by this guidance, the Company is not required to implement the aforementioned provisions of the guidance contained in ASC 740 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the accompanying consolidated financial statements.

Since these provisions have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance set forth in ASC 450, *Contingencies.* Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of September 30, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, *Subsequent Events,* which was primarily codified into ASC 855, *Subsequent Events.* This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of September 30, 2009. The Company has evaluated all events or transactions that occurred after September 30, 2009, up through the date that the financial statements were available to be issued on November 17, 2009.

NOTE 3. NET CAPITAL REQUIREMENTS OF E.H. SMITH JACOBS

As a registered broker-dealer, E.H. Smith Jacobs is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2009, E.H. Smith Jacobs had net capital of approximately $1,774,000, which exceeded its requirement of $100,000 by $1,674,000. At September 30, 2009, E.H. Smith Jacobs' ratio of aggregate indebtedness to net capital was approximately 50%.

E.H. Smith Jacobs' regulatory net capital excludes the underlying net assets of Christopher J. Forbes, LLC. Christopher J. Forbes, LLC's net assets amounted to approximately $791,000 at September 30, 2009.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

At September 30, 2009, marketable securities owned and sold, not yet purchased, consist of trading and investment securities and are stated at market value, as follows:

	Securities owned	Securities sold not yet purchased
Obligations of U.S. government	$ 503,400	$ -
Corporate stocks	1,274,717	14,150
Options	40,245	-
	$ 1,818,362	$ 14,150

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2009:

Machinery and equipment	$ 11,586
Furniture and fixtures	111,389
Leasehold improvements	76,463
Computer equipment	190,848
	390,286
Less: accumulated depreciation	(352,303)
Property and equipment, net	$ 37,983

NOTE 6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2009:

Deposits from traders	$ 423,070
Other accrued expenses	794,572
	$ 1,217,642

NOTE 7. STOCKHOLDER'S LOAN RECEIVABLE

A stockholder is indebted to the Company at September 30, 2009, in the amount of $198,425. The loan is non-interest bearing with no repayment terms.

NOTE 8. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on April 30, 2012. The approximate future minimum annual lease payments are as follows:

Year ending December 31:		
2010	$	123,000
2011		127,000
2012		74,000
Total	$	324,000

Rent expense for the year ended September 30, 2009, totaled $187,939.

NOTE 9. LINE OF CREDIT

The Company has two demand bank lines of credit totaling $100,000 and $25,000 respectively, under which the Company may borrow on an unsecured basis. There were no amounts outstanding under these lines of credit at September 30, 2009.

NOTE 10. PENSION AND PROFIT SHARING PLAN

The Company, together with related companies, participates in a profit-sharing plan. Contributions to the plan are based on the wages of eligible employees up to $200,000. The plan is on a fiscal year, September 1 to August 31. Contributions to the plan are determined each year by the Board of Directors, and may be up to 15% of eligible compensation. For the plan year ended August 31, 2009, the Company made no contributions to the profit-sharing plan.

NOTE 11. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") effective January 1, 2005. The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 3% of an employee's compensation. During the year ended September 30, 2009, the Company contributed approximately $74,132 to the Plan.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

During the year ended September 30, 2009, the Company's trading activities included equity and index options, all of which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying consolidated statement of financial condition at market value, and any change in market value is reflected in the accompanying consolidated statement of operations as a gain or loss as it occurs.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity, and operational risks. The Company manages these risks associated with derivatives on an aggregate basis.

The Company is also subject to certain inherent risks from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements.

The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of September 30, 2009, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 13. CONCENTRATIONS OF CREDIT RISK

The cash equivalents, amounts due from clearing brokers and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 14. RELATED PARTY TRANSACTIONS

The Company has incurred floor brokerage expenses to a party related through common ownership. Expenses for the year ended September 30, 2009, were approximately $272,000. Included in "Accrued expenses and other liabilities" is an amount payable to the affiliate amounting to $48,402 at September 30, 2009.

NOTE 15. FAIR VALUE MEASUREMENTS

The accounting guidance relating to fair value measurements and disclosures was updated effective on October 1, 2008, for financial assets, financial liabilities, and all nonfinancial assets and liabilities that are recognized or disclosed at fair value in financial statements on a recurring basis at least annually. The updated guidance was effective for all other nonfinancial assets and liabilities on October 1, 2009. The guidance establishes a fair value hierarchy that prioritizes observable and nonobservable inputs used to measure fair value into three levels:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

At September 30, 2009, the Company's securities owned and securities sold but not yet purchased are considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

The carrying amounts of cash and cash equivalents, restricted cash, rents and other receivables, other assets, and accounts payable and accrued expenses approximate fair value.